





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53420

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Time Equities Securities LLC - 55 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meisel, Tuteur, & Lewis, P.C.
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Parkway	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Phil Brody__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Time Equities Securities LLC__ , as of __December 31__ , 20 __16__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Compliance Officer
_____
Title



_____
Notary Public

RICHARD VIEST
Notary Public, State of New York
No. 02VI6131040
Qualified in New York County
Commission Expires July 25, 20 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIME EQUITIES SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5 (D)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016



Meisel,
Tuteur
Lewis, P.C.
■ ■ ■ ■ ■ ▦

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Time Equities Securities LLC

We have audited the accompanying statement of financial condition of Time Equities Securities LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Time Equities Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Time Equities Securities LLC's financial statements. The supplemental information is the responsibility of Time Equities Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2017

101 Eisenhower Parkway • Roseland, NJ 07068 • Phone: 973-228-4600 • Fax: 973-228-6551 • www.mtlcpa.com

TIME EQUITIES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash	$ 1,869,170
Fees Receivable - affiliates	106,450
Prepaid Assets	11,142
Total Assets	$ 1,986,762

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 106,190
Total Liabilities	106,190
Commitments and Contingencies	
Member's Equity	1,880,572
Total liabilities and member's equity	$ 1,986,762

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Fee Income - affiliates	$ 2,787,955
Interest Income	542
Total Revenues	2,788,497
Expenses:	
Commission Expenses	1,149,327
Professional Fees	51,800
Other Operating Expenses	45,790
Total Expenses	1,246,917
Net Income	$ 1,541,580

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Equity
Balance at December 31, 2015	$ 2,338,992
Net Income	1,541,580
Distributions to member	(2,000,000)
Balance at December 31, 2016	$ 1,880,572

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flow From Operating Activities:	
Net Income	$ 1,541,580
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Fees Receivable - affiliates	(28,000)
Prepaid Assets	(11,142)
Accounts Payable and Accrued Expenses	27,588
Total adjustments to net income	(11,554)
Net Cash Flows from Operating Activities	1,530,026
Cash Flow From Financing Activities:	
Distributions to member	(2,000,000)
Net Cash Flows from Financing Activities	(2,000,000)
Net Decrease in Cash	(469,974)
Cash at Beginning of Year	2,339,144
Cash at End of Year	$ 1,869,170

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year For:	
Interest	$ -
Income Taxes	$ -

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

General

Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Subsequent Events – The Company has considered subsequent events and transactions through the date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

Revenue Recognition – The Company recognizes its investment banking fees when earned, usually after completion of the assignment, in accordance with written terms of its engagement agreements. All investment banking is earned through referral from the Parent.

Cash– For purposes of presentation on both the statements of financial condition and cash flows, the Company considers highly liquid instruments, with original maturities of three months or less that are not held for sale in the ordinary course of business, to be cash. Cash balances may, at a limited number of banks and financial institutions, periodically exceed Federal Depository Insurance Corporation ("FDIC") insurance coverage. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government.

Fees Receivable – Fees receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2016.

TIME EQUITIES SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. **GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):**

    Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

    Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes; therefore, no provisions for federal, state and local taxes are included in these financial statements. The Company is not taxed on its income; instead, the Member is responsible for the Company's taxable income.

    The Company is required to file income tax returns in state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the state tax authority has not proposed any adjustment to the Company's tax position.

2. **RELATED PARTY TRANSACTIONS:**

    The Company has an expense sharing agreement with Time Equities, Inc. ("Parent") that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

    All limited partnership interests and membership interests offered by the Company relate only to limited partnership and limited liability companies organized by an affiliate of the Company. In turn, all of the Company's sales commissions and other income was received from related parties through common ownership. As of December 31, 2016, fees receivable from the sale of membership units of affiliated entities amounted to $106,450. For the year ended December 31, 2016, revenue from the sale of membership units of affiliated entities amounted $2,787,955.

    It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3. **COMMITMENTS AND CONTINGENCIES:**

    The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2016 or during the year then ended.

4. **GUARANTEES:**

    FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

    The Company has issued no guarantees at December 31, 2016 or during the year then ended.

TIME EQUITIES SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

8. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $1,804,230 which was $1,797,151 in excess of its required net capital of $7,079; and the Company's ratio of aggregate indebtedness ($106,190) to net capital was .06 to 1, which is less than the 15 to 1 maximum allowed.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(2)(i).

TIME EQUITIES SECURITIES LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2016

SCHEDULE I

Computation of Net Capital	
Total Member's Equity	$ 1,880,572
Deductions and/or charges:	
Fees receivable - non allowable	76,342
Net Capital	$ 1,804,230
Computation of basic net capital requirement	
Minimum net capital required (6.67% of aggregate indebtedness)	$ 7,079
Minimum dollar requirement	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$ 7,079
Excess net capital	$ 1,797,151
Computation of aggregate indebtedness	
Accounts Payable and Accrued Expenses	$ 106,190
Aggregate indebtedness	$ 106,190
Percentage of aggregate indebtedness to net capital	**6%**

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17-A-5 as of December 31, 2016

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2016.

SCHEDULE II

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the computation for determination of reserve requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

SCHEDULE III

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k(2)(ii), the Company is exempt from the information relating to the possession or control requirements. The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.



Meisel,
Tuteur
Lewis, P.C.
■■■■■■▒

Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Time Equities Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Time Equities Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Time Equities Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Time Equities Securities LLC stated that Time Equities Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Time Equities Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2017



TIME EQUITIES
SECURITIES LLC

Time Equities Securities LLC's Exemption Report

Time Equities Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Time Equities Securities LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Time Equities Securities LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Time Equities Securities LLC

I, Phil Brody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

Authorized Signatory

Title

February 27, 2017



Meisel,
Tuteur
Lewis, P.C.
■■■■■
Certified Public Accountants
Management Consultants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of Time Equities Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Time Equities Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Time Equities Securities LLC's compliance with the applicable instructions of Form SIPC-7. Time Equities Securities LLC's management is responsible for Time Equities Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, bank statements and returned checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016; noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments; noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Meisel, Tuteur & Lewis, P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
February 28, 2017

TIME EQUITIES SECURITIES LLC
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

	Amount
Total Assessment	$ 4,259
SIPC-6 General Assessment Payment Made on July 28, 2016	(1,353)
SIPC-7 General Assessment As of February 21, 2017	-
Total Assessment Balance	$ 2,906